

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Via E-mail
Mr. Fernando A. González
Chief Financial Officer
CEMEX S.A.B. de C.V.
Avenida Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León, México 66265

  Re: CEMEX S.A.B. de C.V.
    Form 20-F for the Year Ended December 31, 2010
    Filed June 16, 2011
    File No. 1-14946

Dear Mr. González:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Rufus Decker

         Rufus Decker
         Accounting Branch Chief

cc: Via E-mail
   Ramiro G. Villarreal Morales, General Counsel